CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

August 24, 2004

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0405
Washington, D.C. 20549-0405

RE:   Luna Gold Corp.
        Form SB-2
        SEC file no. 333-117893

Dear Mr. Schwall:

In response to your letter of comments dated August 13, 2004, please be advised as follows:

Summary of Our Offering
  Disclosure has been provided that officers and directors who are listed as selling warrant holders and shareholders, have agreed not to sell their warrants or shares during until Luna's offering terminates.

Plan of Distribution; Terms of the Offering
  Reference to paragraphs (a)(4)(i) and (a)(4)(iii) has been deleted. The foregoing provisions are not relevant in light of the fact that Mr. Searcy will not be participating the offer or sale of securities more than once every twelve months.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE:   Luna Gold Corp.
        Form SB-2
        SEC file no. 333-117893
August 24, 2004

Accounting
  The accounting has been updated through June 30, 2004 and a new auditor's consent is filed herewith.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb